VIA EDGAR and FEDEX
June 4, 2015
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 25, 2015
Filed March 12, 2015
File No. 000-23985

Dear Mr. Mancuso:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2015, with respect to NVIDIA’s Form 10-K listed above (the “Comment”). The numbering of the paragraph below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Sales and Marketing, page 7

1.
Please tell us (1) the name of your customer that accounted for 10% or more of your revenue and (2) that customer’s relationship with you, if any. Also disclose this information in future filings as required by Regulation S-K Item 101(c)(1)(vii).

The Company respectfully acknowledges the Staff’s comment. ASUSTeK Computer Inc., or ASUS, accounted for 11% of our revenue for fiscal year 2015. ASUS is a Taiwan technology company that buys primarily GPUs from us to manufacture PCs and related components for notebooks, tablets, servers and smartphones. We will disclose ASUS or any other customer information if it accounts for 10% or more of our revenue in future filings as required by Regulation S-K Item 101(c)(1)(vii).

Patents, page 10

2.
We note your disclosure regarding patents expiring beginning in April 2015. Please provide us your analysis of the significance to your business of those patents that expire in your current fiscal year and in your next fiscal year.

The Company respectfully acknowledges the Staff’s comment. As disclosed on page 10 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 25, 2015, the Company’s currently issued patents have expiration dates ranging from April 2015 to December 2034. The Company owns or has licensed rights to a large number of patents, with a diverse geographical composition of intellectual property held in the Company’s portfolio, and continues to expand its portfolio by developing new products and filing for additional patents. As a result, the expiration of any patent individually, or group of patents in the aggregate, in the Company’s current fiscal year, its next fiscal year, or at any time in the foreseeable future, is not expected to have a material effect on the Company's financial position or future operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

3.
Please tell us, and clarify in future filings, the extent of your business derived from PCs. Please also ensure that, when you attribute developments to a specific market or type of product in your future filings, you make clear the significance of that market or product type to your business and the extent of any material change attributable to that market or product type. For example, if a future filing were to attribute increased revenue to gaming like you do on page 33, investors should be able to understand from appropriate disclosure in your filings (1) the significance of gaming to your business and (2) the extent to which the disclosed revenue change was related to gaming versus the other factors you describe.

The Company respectfully acknowledges the Staff’s comment. We build technologies for the three computing platforms - PC, datacenter/cloud, and mobile. In fiscal year 2015, approximately 75% of our revenue stemmed from PC platforms. We will disclose the extent of our business related to PC platforms in future filings. We will also ensure that, when we attribute developments to a specific market or type of product in our future filings, we make clear the significance of that market or product type to our business and identify the extent of any material change attributable to that market or product type.

* * * *
In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    David M. Shannon - Executive Vice President, Chief Administrative Officer and Secretary
Michael J. Byron - Vice President and Chief Accounting Officer
Eric C. Jensen - Cooley LLP
Wayne Hedden - PricewaterhouseCoopers LLP